

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 5, 2010

By U.S. Mail and facsimile (914) 693-1807

Mr. Wei Guo
President and Director
Super Champ Group Limited
c/o Robert Brantl
Counselor at Law
52 Mulligan Lane
Irvington, NY 10533

      Re: **Super Champ Group Limited**
              Registration Statement on Form 20-F
              File No. 000-53940
              <u>**Filed April 12, 2010**</u>

Dear Mr. Guo:

      We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form 20-F filed April 12, 2010</u>
<u>General</u>

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration

statement and resubmit a new registration statement when you have revised your document.

<u>Item 3. Key Information, page 1</u>
<u>Risk Factors, page 2</u>

2. Several of your risk factors make statements that you "cannot assure" that a given event might happen. Revise your risk factors to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

<u>There may be conflicts of interest between …, page 2</u>

3. Please revise the caption and discussion to ensure they are specific to your current managers and control persons and include discussion here and in the factors discussed under "Business Overview" of the other blank check companies that these persons are involved.

<u>If we are deemed to be a foreign private investment company …, page 4</u>

4. State whether you believe that you may currently be considered a foreign private investment company and ensure that you discuss all the associated material consequences.

<u>The rights of our shareholders are not as extensive as those …, page 5</u>

5. Define the term "willful malfeasance" in plain English and clarify how directors "not acting honestly and in good faith and in the best interests of the corporation" is distinct from typical corporate law requirements in the United States.

6. Here or in a separate risk, include discussion of whether United States shareholders can bring actions or get judgments enforced in the British Virgin Islands.

<u>The protection available to the Company's shareholders may …, page 5</u>

7. Make clear whether United States shareholders would not be afforded the same protections as in the United States.

<u>Our status as a foreign private issuer entitles us to …, page 5</u>

8. Please remove this risk factor because it applies to all foreign private issuers. Additionally, please revise your disclosure under "Reports to security holders" beginning

on page 7 to include discussion of the information currently included in this risk factor. Ensure that your revisions discuss the reports and information you plan to provide, the information you expect not to provide, and a comparison of what is required under British Virgin Island laws.

We cannot assure you that following a business combination …, page 6

9. Specify the SEC rule to which you reference and ensure you have included all associated material conditions and consequences.

Item 4. Information on the Company, page 6

10. Please provide more detail as to how the company intends to search for a target company, addressing matters such as, how the search will be conducted and by whom. And, noting that other blank check companies have been formed by Mr. Guo, how it will be determined which blank check company will be the first to merge.

11. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

Reports to security holders, page 7

12. Please revise your disclosure here or under "Documents on Display" on page 14 to state whether you plan to have your annual accounts, auditors' reports and other information may be available in the U.S. for inspection by U.S. investors. Refer to Item 10.H of Form 20-F.

Business Overview, page 8

13. Include discussion, to the extent possible, of the principal markets you expect to consider. Please see Items 4.B.2, 4.B.7, and 4.B.8 of Form 20-F.

Property, Plants and Equipment, page 9

14. Reconcile your disclosure here with the information provided in note 5 of the financial statements. Tell us with a view towards disclosure whether you have an agreement or expect to provide reimbursements for your current office space. Please see Item 4.D of Form 20-F.

Item 6. Directors, Senior Management and Employees
Compensation, page 11

15. Clarify whether directors would begin receiving fees on December 31, 2011 or December 31, 2012. Make clear whether your current shareholder will pay these fees in the event that you do not obtain funds from other sources.

Item 10. Additional Information
Share Capital, page 13

16. Provide the information required by Item 10.A of Form 20-F.

17. Please ensure that you have included discussion of all material provisions of Exhibit 1.2.

Directors, page 13

18. Please revise to make clear what constitutes a quorum.

Financial Statements
General

19. Please revise to label your financial statements as those of a development stage entity. Refer to ASC 915-205-45-4.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

20. We note your disclosure that future revenues will be derived principally from software enhancements and advertising to cellular telephone services. This disclosure appears to be inconsistent with other disclosures made throughout your filing that indicate that you have not yet identified specific acquisition targets. Please revise to address this inconsistency.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell at (202) 551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Corey Jennings, Special Counsel Office of International Corporate Finance at (202) 551-3258, Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney